Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	For the quarter ended March 31,
	2007	2006
Interest expense on long-term debt	$1,088	1,043
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	—	1,401
Estimated interest within rental expense related to operating leases	94	92
Other interest expense and capitalized expenses related to indebtedness	17	19
Total fixed charges	$1,199	2,555

Income from continuing operations before income taxes	$27,218	10,629
Plus fixed charges	1,199	2,555
Earnings	$28,417	13,184

Ratio of earnings to fixed charges (1),(2)	23.70	5.16

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.